EXHIBIT 21

SUBSIDIARIES OF CBRE GROUP, INC.

At December 31, 2017

The following is a list of subsidiaries of the company as of December 31, 2017, omitting subsidiaries which, considered in the aggregate as if they were a single subsidiary, would not constitute a significant subsidiary.

State (or Country)
NAME	of Incorporation

CBRE Services, Inc.	Delaware
CB/TCC, LLC	Delaware
CBRE, Inc.	Delaware
CBRE Partner, Inc.	Delaware
CBRE Capital Markets, Inc.	Texas
CB/TCC Global Holdings Limited	United Kingdom
CBRE Holdings Limited	United Kingdom
CBRE Limited	United Kingdom
CBRE Finance Europe LLP	United Kingdom
CBRE Global Holdings SARL	Luxembourg
CBRE Luxembourg Holdings SARL	Luxembourg
CBRE Global Acquisition Company SARL	Luxembourg
Relam Amsterdam Holdings	The Netherlands
CBRE Limited Partnership	Jersey